SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934

                       AMERICAN  ENERGY  SERVICES,  INC.
                (Name of small business issuer in its charter)


                  TEXAS                             76-0279288
   (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)

             7224 Lawndale                              77012
            Houston, Texas                            (Zip Code)
(Address of principal executive offices)

                    Issuer's telephone number: (713) 928-5311
                         -------------------------------
           Securities to be registered under Section 12(b) of the Act:

    TITLE OF EACH CLASS                 NAME OF EXCHANGE ON WHICH REGISTERED
    -------------------                 ------------------------------------
                                    - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                               (Title of Class)

                                TABLE OF CONTENTS

                                     PART I

Item 1       Description of Business..........................................

Item 2.      Management's Discussion and Analysis or Plan of Operation........

Item 3.      Description of Property..........................................

Item 4.      Security Ownership of Certain Beneficial Owners and Management...

Item 5.      Directors, Executive Officers, Promoters and Control Persons.....

Item 6.      Executive Compensation...........................................

Item 7       Certain Relationships and Related Transactions...................

Item 8.      Description of Securities........................................

                                     PART II

Item 1.     Market Price of and Dividends on the Registrant's Common Equity
             and other Shareholder Matters....................................

Item 2.     Legal Proceedings.................................................

Item 3.     Changes and Disagreements with Accountants........................

Item 4.     Recent Sales of Unregistered Securities...........................

Item 5.     Indemnification of Officers and Directors.........................

                                    PART F/S

            Financial Statements..............................................

                                    PART III

Item 1.     Index to Exhibits.................................................

Item 2.     Description of Exhibits...........................................

                  SPECIAL NOTE REGARDING FORWARD - LOOKING STATEMENTS

      Certain statements in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of which words and similar expressions are intended to identify such forward looking statements. These statements are based on current expectations and projections about the Company's business and industry and assumptions made by management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward looking statements due to factors such as the economic conditions of the industries served by the Company (including the energy, chemical and petrochemical industries), the availability to the Company of sufficient working capital to bid for and perform contracts, the ability of the subvendors used by the Company to meet many of its manufacturing requirements, demand for custom-engineered flow control valves in general and specifically for the Company's services, and other factors identified in this Registration Statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company undertakes no obligation to update any forward looking statements in this Registration Statement.

      EXPLANATORY NOTE:

      All share and per share information contained herein has been adjusted to reflect a ten-for-one reverse split of the common stock of the Company, as hereinafter defined, effected on August 28, 1997.

ITEM 1.  DESCRIPTION OF BUSINESS

      THE COMPANY

      American Energy Services, Inc., a Texas corporation ("Old AES"), was founded and incorporated in 1987. AES specialized in designing, manufacturing, marketing and servicing high quality, custom-engineered flow control valves, including gate, globe, check and ball valves for use by a broad range of industrial, commercial and utility entities. Old AES began operations in 1989 after acquiring certain operating assets previously owned by two other valve manufacturing and remanufacturing businesses, CGM Valve, Inc. ("CGM") and American Energy Valves, Inc. ("AEV"). The Company's current directors, Larry Elliott, Patrick Elliott, Sidney McCarra, Mark Elliott, and Cary McCarra, were previously associated with CGM and AEV.

      In January 1996, Old AES was merged with and into Seahawk Overseas Exploration Company, a California corporation ("Seahawk"), pursuant to that certain Agreement and Plan of Merger by and between AES and Seahawk (the "Merger"). At the time of the Merger, Seahawk was a "shell" corporation with substantially no assets, business or operations. Old AES's previous stockholders received approximately 95% of the issued and outstanding stock of Seahawk in connection with the Merger. As a result of the Merger, Seahawk became the surviving entity but its name was changed to American Energy Services, Inc., a California corporation. In February 1996, the directors and officers of Seahawk formed a new corporation under the name American Energy Services, Inc., a Texas corporation ("New AES"). Subsequent to the formation of New AES, Seahawk was merged with and into the New AES in order to maintain the historic domicile of Old AES in Texas and to retain the historic business name. As used herein, references to the "Company" or to "AES" refer to New AES, and its predecessors.

      The Company's products include both standard and specialty valves of varying sizes and pressures used to regulate the movement of liquids, gases and solid materials. The Company markets and sells its products worldwide to processing manufacturers, energy companies and engineering/construction contractors. Principal end-user markets served by the Company include domestic and international oil and gas production, transmission and refining segments of the energy industry, and the petrochemical, processing and power generation industries.

      The Company utilizes both Company owned and operated manufacturing facilities and AES quality audited, contractually licensed manufacturing subcontractors to produce the full line of AES standard and engineered valves.

      For much of its standard product manufacturing requirements, AES relies on a network of AES selected subcontractors, all of which are audited and licensed under internationally recognized quality programs, including ISO 9000 and API Q1. This arrangement has allowed the Company to reduce fixed costs by minimizing its investments in plant and equipment. Moreover, by maintaining manufacturing relations all over the world, the Company has been able to attract additional customers worldwide.

      The Company does, however, design, engineer, and manufacture certain products at one of its Houston facilities. It has full scale manufacturing capabilities, including large turning and machine centers, heavy duty cranes, and full welding facilities in its manufacturing facility located in Houston, Texas. The Company also houses a fully equipped engineering department with a computer aided design (CAD) system and metallurgical equipment to determine ASTM specified requirements.

      VALVE DESIGN AND MANUFACTURE

      The Company manufactures valves to the following qualifications: API 6D, API 6A, API 600, API 599, and API 602. The Company is a licensed API monogram holder under specifications 6D and Q1 and its Quality Assurance Manual is ISO 9000 approved. Steps involved with the design and manufacture of the Company's valves include (i) consultation with the customer's project coordinators, (ii) general design work and detailed engineering, (iii) fabrication and assembly and
(iv) final installation.

      The Company's sales personnel and independent marketing representatives, or agents, initiate sales calls and coordinate bid proposals with the Company's quotation specialists. The quotation specialists produce proposals that identify preliminary design and cost estimators for a type of valve to be utilized for a specific application. AES marketing management must also determine whether there is a sufficient amount of working capital available to generate revenue. Under normal operating conditions, forty percent (40%) to sixty-five percent (65%) of a contract amount must be available to fund the Company's working capital requirements. As a result of limited working capital, of more than $700,000,000 contract quotations given by the Company during the fiscal year ending February 28, 1998, the Company was only able to accept contract amounts totaling approximately $13,000,000, a 2% success ratio.

      The initial design efforts involve significant communication and coordination with the customer so that valve specifications are identified and agreed upon. For custom-engineered valve projects, design concepts are tested against established empirical data and previously manufactured valve designs. The Company maintains a source library of designs from which to choose and the Company's computer aided design capabilities provide readily available and accessible valve design parameters. When orders require standard valve designs, the Company's engineers and quality assurance personnel verify that the Company's "off the shelf" designs comply with required specifications. Once the valve application has been clearly defined, the Company's engineers formulate a design for the manufactured valve. Project engineers perform complete engineering services, including mechanical schematics, layouts and drawings. Process and electrical control systems can also be integrated into the design.

      The manufacturing step of the process involves fabrication and assembly of component parts to meet specific valve designs and specifications. The Company produces machined assemblies from raw castings and forgings or sourced machined assemblies, which are fully inspected for material and tolerance compliance, from subcontractors. The assembly groups are then put together as a complete valve, and function and operation tests are performed. Testing involves configuring testing procedures and changing the equipment before each test in order to ensure that the valves meet the particular project's needs and requirements. The Company believes that its testing of valve integrity is the basis for the Company's ability to provide performance and quality guarantees and total concept capability. After testing is completed, the valves are prepared for shipment.

      Because the manufacturing phase can last several weeks to several months, customers frequently request partial shipment of finished products and components. The Company generally invoices the customer as deliveries are made. However, on certain highly specialized products or large projects, the Company invoices under a milestone payment basis. Receivables represent billings for delivered products or milestone achievements. Revenue is recognized using the percentage-of-completion method.

      NEW PRODUCTS AND SERVICES

      Starting in 1993, the Company has developed (i) a full line of refinery and process gate, globe, swing check, and ball valves of varying sizes, (ii) a line of specialty valve products, designed and manufactured to meet a client's particular valve application requirements, and (iii) other products, including lubricated plug valves, rotary control valves, linear control valves, geothermal through conduit gate valves and pressure seal valves. The Company offers trunnion mounted ball valves, floating ball valves, reduced and full bore type, in virtually any metallurgy required.

      SPECIAL PRODUCTS. The Company designs and manufactures high pressure three-way ball valves for high temperature switching service, metal seated ball valves for various services including abrasives, three-way piggable "Y" pattern ball valves for dock loading applications, rapid shutoff high pressure flood valves for NASA launch pad facilities, rotary control valves for quiet operations for the US Navy Submarine Division, and cryogenic valves (gate, globe and ball valves) for service to - 150 degrees Celsius.

      QUALITY COMMITMENT AND CONTROL

      The Company's comprehensive quality control program is designed to ensure that valves manufactured by the Company, as well as components purchased from outside manufacturers, meet the Company's quality standards. The Company's quality control program includes inspections at all stages of the design and manufacturing process at the Company's manufacturing facility. All purchased components and products assembled by subcontractors are also inspected to ensure that they perform properly. Thus far, the Company management has been satisfied with the quality and reliability of products assembled by subcontractors. However, there can be no assurance that such products will always perform properly. The failure of a product to perform properly could have a material adverse effect upon the Company's business, operating results, and financial condition.

      Since 1989, the Company has manufactured over 60,000 valve units. Due to the Company's strict adherence to quality standards, less than one-fifth of one percent of these 60,000 valve units produced have required any type of field service or plant refitting. The Company is licensed under internationally recognized quality programs, including API Specifications 6D, Q1 and its Quality Assurance Manual is IS09000 approved. In addition, the Company has been a member of several standardization societies including the American Petroleum Institute and the American Society for Testing Materials (ASTM), among others.

      SUPPLIERS AND SUBCONTRACTORS

      The Company purchases nearly all castings, forgings, and certain finished or semi-finished components used in its products from domestic and international suppliers including foundries and forging companies, bolt distributors and soft goods distributors. The Company performs most of the finished machining for the Company's engineered products. The Company also assembles valve components, and performs pressure testing and final preparation of the finished product. During the fiscal year ended February 28, 1998, the Company purchased from its leading sub-vendors, CMEC and DHV, 18% and 11%, respectively, of all components purchased by the Company for its fiscal 1998 sales.

      CUSTOMERS

      The Company's customers include manufacturers, energy companies, domestic and international oil and gas producers, transmission and refining segments of the energy industry, and the petrochemical processing and power generation industries. End-users of the Company's products consist of a broad range of industrial, commercial and utility companies. The Company's customer base is comprised of 300 accounts with over 125 considered active. The Company markets and sells a vast majority of its products internationally while marketing domestically through distribution. Over the last nine years, the Company has placed in service approximately $64 million dollars worth of valve products.

      The Company seeks to serve a sufficiently large number of customers to avoid dependence on any one customer or industry. Some of the Company's principal customers include Kuwait Oil Corporation, Petroleos Mexicanos, Bechtel Corporation, EcoPetrol, British Petroleum, and Parsons Engineering. During the Company's fiscal year ended February 28, 1997, sales to the Company's four largest customers, Parsons Engineering, EPX Trading Co., Inc., Lancaster Steel and Eastern Bechtel Ltd. accounted for 17%, 15%, 15% and 12%, respectively, of the Company's net sales. For year ended February 28, 1998, sales to the Company's largest customer, Techint Cotecol S.A., accounted for 31% of the Company's net sales. Due to the nature of the Company's operations, it is anticipated that significant portions of future revenues may continue to be attributable to a few customers, although it is likely that the identity of such customers will change from period to period. Because of the Company's range of gate, globe, check and ball valves and the variety of applications available to the valves sold by the Company, the Company maintains a broad customer base within the various industries it serves.

      The Company's products are used by a variety of segments of the general industries indicated below:

      ENERGY INDUSTRY                           POWER GENERATION
      Refiners and Processors                   Cogenerators
      Oil and Gas Producers                     Utility
      Transmission Companies


      PLASTIC AND PETROCHEMICAL                  MINING AND MINERAL PROCESSING
      Petrochemical Complexes                    Water and Waste Treatment
      Base Resin Manufacturers                   Catalysts
      Base Chemicals                             Steel Mills
                                                 Pulp and Paper
      MARKETING AND DISTRIBUTION

      DOMESTIC. The Company's domestic (United States and Canada) marketing network consists of a primary distribution relationship with multifaceted production, general supply companies and specialty valve distributors. Presently, the Company's distribution activities are in the initial stages of growth. Since January 1995, the Company has established distribution agreements with four (4) separate supply companies in North America. Distributed product provided by AES from January 1995 through January 31, 1998 exceeds $4,000,000 with a distribution backlog as of July 1, 1998 in excess of approximately $1,500,000.

      INTERNATIONAL. The Company markets its valve products internationally through a network of independent manufacturer's representative firms or agents located in every major oil and gas producing and/or consuming country in the world. The Company maintains relationships with international customers by regularly sending the Company's international marketing personnel to foreign countries to discuss local market conditions, to conduct technical presentations to potential buyers and to participate in point of sale commercial negotiations during major bid activities. Both domestic and international engineered product sales involve the Company's technical sales personnel and valve engineering consultants. The Company's quotation specialists act as liaisons between customers and the Company's design and engineering group by responding to customer requests for proposals regarding the cost of a certain quantity of valves that meet specific design and capability criteria.

      The Company's international markets are divided among the following areas:

1.    Western Hemisphere:     Mexico, Venezuela, Argentina, Colombia, Peru,
                              Ecuador, Brazil
2.    Europe:                 North Sea, Continental Europe, United Kingdom,
                              Russia
3.    Africa:                 Nigeria, Algeria, Offshore West Africa, South
                              Africa
4.    Middle East:            Turkey, Syria, Saudi Arabia, Kuwait, U.A.E., Egypt
5.    Sub-Continent:          India, Pakistan, Bangladesh
6.    Pacific Rim:            Singapore, Malaysia, Indonesia, Japan, Korea,
                              Thailand
7.    China:                  Mainland China, Hong Kong, Taiwan

      The market and demand for the Company's valves have grown rapidly recently, primarily as a result of the resurgence of the industries to which the Company markets. The international energy, chemical, and petrochemical industries, as well as domestic refining and pipeline markets have experienced rapid growth. In response to such growth, the Company has opened regional or country offices staffed by marketing personnel indigenous to the local market and technically well versed in valve product applications. The Company employs support personnel in Beijing, China, Seoul Korea, and Calgary, Canada.

      The prospects for the Company depend to a large extent upon the economic condition of the industries to which the Company markets. Should these industries experience an economic downturn, there may be a significant reduction in the demand for the Company's products. Many of the Company's competitors are significantly larger than the Company and have substantially greater financial and other resources at their disposal. No assurance, therefore, can be given as to the Company's ability to compete effectively in the event the industries it serves experience an economic downturn.

      In addition to direct marketing by independent and Company marketing representatives, the Company markets its products and services through catalogues and brochures. The Company also advertises and attends major trade shows and conventions worldwide.

      COMPETITION AND INDUSTRY

      The valve manufacturing industry is highly competitive. Although reliable comparative figures are not available, the Company believes that its principal competitors have more extensive and diversified operations and also have financial, operating and other resources substantially in excess of those available to the Company. However, personal relationships and interaction with clients worldwide at their places of business has proven to be a very effective way of combating competition, developing business and cutting costs. Many years of experience with international manufacturers and suppliers have allowed the Company to purchase valve castings and semi-finished components used in its products at cost competitive prices.

      The Company has also been able to successfully compete because minimal overhead and fixed manufacturing costs have allowed it to bid and complete projects at lower prices than its competitors. Many other large traditionally structured valve manufacturers have a substantial capital investment in domestic plant and equipment along with continuing monthly maintenance and production expenses. In contrast, the Company has structured a flexible custom manufacturing, assembly, testing, and quality verification plant in Houston, Texas that is staffed by a core group of experienced, quality-oriented valve experts. The Company's specialized facility is supported and complemented by both domestic and international quality conscious valve manufacturing subcontractors that are selectively utilized on a when needed basis - only as project quality and budget requirements dictate. By outsourcing its manufacturing requirements, not only has the Company been able to minimize fixed costs, but it has also established a large network of subcontractors strategically located throughout the world that can provide annual valve manufacturing capacity exceeding $100 million.

      The Company competes against numerous valve manufacturers. Several of the Company's competitors are more established in the industry and have substantially greater manufacturing, marketing and financial resources than the Company. However, the Company plans to remain competitive by continuing to maintain strict quality standards, respond flexibly and responsibly to customers' needs, and deliver high quality products on a reliable basis and at competitive prices.

      Some of the Company's competitors include large, well-established US-based valve manufacturers with revenues in excess of $200 million, including Cooper Industries, Crane Valve Company and Zidell Corporation, among others. These large domestic-based producers, which are established domestically and internationally, are able to protect their market territories by target pricing, approval protection, and local relations. Further, their large amount of capital and reserves allow them to survive difficult economic downturns. Another group of competitors includes divisional or stand-alone US valve manufacturers with revenues between $20 million and $100 million, including TK Valve and Tom Wheatley Valve Corporation, both of which are divisions of Dresser Industries, Inc.

      The Company also competes with several international competitors located in various parts of Europe, North and South America and Asia. One group of international valve manufacturers with which the Company competes, including Kitz, Grove-Italia and PBV, are recognized, well established, international valve manufacturers with revenues between $10 million and $1 billion. The Company also competes with various low cost producers located in Eastern Europe, India and China.

      BACKLOG

      The Company's total backlog of valve manufacturing contracts as of July 1, 1998 was approximately $12,800,000. Approximately 90% of the Company's present backlog of contracts is at least partially secured for payment by irrevocable letters of credit, milestones, progress payments, or wire transfer of funds at time of shipment; however, the majority of the Company's contracts are terminable by the customer without penalty. As such, there can be no assurance that the amount of backlog ultimately will be realized.

      INDUSTRY OUTLOOK

      OIL AND GAS PRODUCTION, TRANSMISSION AND REFINING. Both domestic and international production, transmission and refining markets demand high quality, reliable and long-lasting products for their facilities. The domestic valve market has historically been dominated by brand name products; however, given the economics of domestic deregulation coupled with international end-user acceptance of low-bid, technically capable valve products, the international marketplace is expected to provide quality conscious, low-priced valve manufacturers like the Company with many opportunities.

      PETROCHEMICAL, CHEMICAL AND PROCESSING. Over the last few years, the Company has experienced an increasing demand from the international petrochemical and refinery industries for the Company's products. The Company's current positive outlook is directly impacted by the new construction projects regularly announced by the worldwide chemical and petrochemical industries.

      POWER GENERATION AND OTHER. The power generation, textile, pulp and paper, food, and mineral processing industries have historically comprised a modest amount of the Company's revenues and business development efforts. However, because the future of these industries is believed by management to offer the Company opportunities for growth, the Company intends to devote a greater amount of its marketing and business development efforts to these industries.

      TRADEMARKS AND PROPRIETARY RIGHTS

      The Company owns 100% of the Full Port Cartridge Loaded Forged Check Valve design which has been patented with the United States Patent and Trademark Office (US Patent No. 5,522,423). The Company is also in the process of developing several other patents, including a Prescription Compact Thru-Conduit Terminal Gate Valve and a Three-Port Terminal Switch Valve. The Company has also registered the names AEV, AES, and AES Accuseal 500 with the United States Patent and Trademark Office.

      RESEARCH AND DEVELOPMENT

      The Company currently conducts regular research and development activities involving the engineering and design of valve products. During the fiscal years ended February 28, 1996, February 28, 1997, and February 28, 1998, approximately $165,000, $400,500, and $226,000, respectively, was expended in connection with such activities. Management anticipates that research and development costs as a percentage of sales will not increase materially from current levels.

      ENVIRONMENTAL COMPLIANCE

      The Company's operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to expend financial and managerial resources to comply with such laws and related permit requirements in its operations and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to the Company, the fact that such laws or regulations are changed frequently makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations. Modification of existing laws or regulations or the adoption of new laws or regulations affecting the Company's operations could adversely affect the Company. The Company believes that it currently is in material compliance with all such applicable laws and regulations.

      EMPLOYEES

      At July 1, 1998, the Company employed 60 persons. None of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

      AES was founded and incorporated in 1987. The Company began active operations in 1989 as a result of its acquisition of certain operating assets previously owned by two other valve manufacturing & remanufacturing businesses, CGM Valve and American Energy Valve, Inc.("AEV"). In 1992, AES acquired all remaining assets of AEV.

      Since 1989 AES has specialized in designing, manufacturing & providing high quality standard & custom engineered flow control valves including gate, globe, check, ball & plug valves for use by a broad range of industrial, commercial and utility clients.

      In January, 1996 AES was merged with & into a California shell corporation, Seahawk. In February, 1996, Seahawk was merged into a new Texas corporation under the name American Energy Services, Inc. to maintain the historical domicile business name of AES in Texas.

RESULTS OF OPERATIONS

      Fiscal year ending February 28, 1998 compared with Fiscal year ending February 28, 1997.

      Net sales for the Company's fiscal year ended February 28, 1998 ("fiscal 1998") increased $1,271,000, or 12%, over the Company's fiscal year ended February 28, 1997 ("fiscal 1997"), to $11,989,000 in fiscal 1998 from
$10,718,000 in fiscal 1997. The majority of the increase was the result of aggressive sales efforts initiated during mid 1996 to regain market presence in AES project business.

      Cost of sales for fiscal 1998 increased $1,262,000, or 15%, over fiscal 1997 from $8,340,000 in fiscal 1997 to $9,601,000 in fiscal 1998.

      Gross profit for fiscal 1998 was $2,387,000 and was essentially the same for fiscal 1997 at $2,378,000.

      Operating expenses decreased approximately $1,959,000 or 53%, to $1,727,000 for fiscal 1998 from $3,686,000 for 1997. This significant decrease in operating expenses was primarily attributable to the following factors: (i) fiscal 1997's operating expenses included $900,000 worth of bad debt while fiscal 1998 had only $20,000 and (ii) AES management engaged in certain cost control measures which further reduced 1998 operating expenses.

      Operating expenses as a percentage of sales decreased from 34% in fiscal 1997 to 14% in fiscal 1998.

      Under other expenses, the cost of financing was almost unchanged as AES continued to utilize its project specific financing and operating credit lines to support daily operation and organization of AES project business. Interest charges for 1998 were $500,000 down $5,000 from fiscal 1997 at $505,000. Total other expenses of $483,000 for fiscal 1998 were lower, than total other expenses of $512,000 for fiscal 1997.

      On August 28, 1997 the Company effected a 1-for-10 reverse stock split and outstanding shares decreased to 6,199,000.

      Net income before taxes improved $1,998,000 from a fiscal 1997 pretax loss of $1,820,000 to fiscal 1998 pretax profit of $178,000. The Company received a future income tax benefit of approximately $596,000 as a result of losses from operations during fiscal 1997.

      Net income after income tax benefits or expense improved from a fiscal 1997 loss of $1,225,000 to fiscal 1998 profit of $109,000. As a result, the Company showed basic and diluted income per share of $.02 for fiscal 1998.

      Three months ended May 31, 1998 compared with the three months ended May 31, 1997.

      Net sales for the three months ended May 31, 1998 decreased $632,000, or 21% from the three months ended May 31, 1997 to $2,405,000 in 1998 from $3,037,000 in 1997. This decrease was primarily due to working capital constraints.

      Cost of sales for the three months ended May 31, 1998 decreased $716,000, or 29%, from the three months ended May 31, 1997 to $1,760,000 in 1998 from $2,476,000 in 1997. This decrease was primarily caused by improved manufacturing efficiency and lower purchase price for raw materials.

      Gross profit for the three months ended May 31, 1998 increased $84,000, or 2%, from the three months ended May 31, 1997 to $645,000 in 1998 from $561,000 in 1997. Gross profit as a percent of sales improved from 18% in 1997 to 27% in 1998.

      Operating expenses for the three months ended May 31, 1998 decreased $49,000, or 11%, from the three months ended May 31, 1997 to $407,000 in 1998 from $456,000 in 1997. This decrease was the result of improved operating efficiency.

      Under other expenses, the cost of financing decreased by $36,000 to $100,000 in 1998 from $136,000 in 1997. This was from reduced debt and restructuring of loans for lower interest rates.

LIQUIDITY AND CAPITAL RESOURCES

      Working capital at February 28, 1998 was a deficit of $1,149,000, compared to a deficit of $1,898,000 at February 28, 1997. Cash provided by operating activities was $548,000 for fiscal 1998, compared to $1,541,000 used by operations for fiscal 1997. The improvement in cash from operations resulted primarily from the improvement of operating results from a net loss of $1,225,000 in fiscal 1997 to a net income of $109,000 for fiscal 1998. Working capital at May 31, 1998 was a deficit of $982,000, as compared to a deficit of $1,966,000 at May 31, 1997. Cash provided by operating activities was $209,000 for the three months ended May 31, 1998, and $108,000 for the three months ended May 31, 1997. Capital expenditures totaled $391,000 for fiscal 1998. In the fiscal 1997, capital expenditures were $460,000.

      The Company anticipates that cash flows will not be adequate to overcome the deficit in working capital and provide for the growth anticipated from the current economic conditions and the aggressive marketing plan management would like to pursue. The shortage of working capital over the past year has caused inefficiencies and lost opportunities. The Company has been successful in negotiating for advance payments from many customers to satisfy some working capital needs. Additional working capital has been provided by pledging or borrowing against letters of credit established by customers. The working capital deficit will continue to hinder operations and profitability during at least the next nine to twelve months. The Company currently has orders in backlog that it anticipates will be shipped during the next six months and the

Company believes that revenues from these orders will ease working capital needs. However, there can be no assurance that these orders will ultimately be completed or that the profit margins earned by the Company with respect to these orders will be sufficient to adequately address working capital needs. The Company intends to seek additional capital as necessary for these purposes through one or more funding sources that may include borrowings guaranteed by the EXIM Bank for export sales, private trade finance companies, or offerings of debt and/or securities of the Company. There can be no assurance that such capital will be available to the Company at the time it is required or on terms acceptable to the Company.

      The Company estimates its capital expenditure needs for the fiscal year ending February 28, 1999 will be approximately $600,000 for new production equipment, computers and software. In the three months ended May 31, 1998, capital expenditures were $12,000.

      At February 28, 1998, the Company had two notes from its principal bank used to finance export sales, which are guaranteed by EXIM Bank: one for $2,000,000 and one for $644,000. The $2,000,000 loan is a revolving loan, due on demand, with interest at prime, plus 0.5%. The $644,000 loan has been reduced by a $252,000 payment made in May 1998. The balance is to be paid out over two years, in monthly installments of $18,658, with interest at 8.5%; provided however, the bank can demand payment at any time on this loan. The Company also has a loan guaranteed by the Small Business Administration for $1,200,000, payable over ten years of installments of $16,192, including interest at prime plus 2%. Another loan, collateralized by the Company's main manufacturing facility, is payable in monthly payments of $3,410, with interest at 10.5%. Other loans are for short term transactional financing and equipment purchases, with varying maturities and interest rates. For more information on loans, see Notes 3 and 4 in the February 28, 1998 financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

      PRINCIPAL PLANTS AND OTHER PROPERTY

      The Company maintains two operating locations in Houston, Texas. The Company's main warehouse and Directors Meeting Room are located at 7311 Old Galveston Road, Suite 130, Houston, Texas 77034. ("Old Galveston Road") is also the site of certain quality assurance and distribution activities. Old Galveston Road is leased from an unaffiliated third party and is approximately 25,000 square feet. Monthly rent is $2,500.00. The facility is leased through February 28, 1999. The other operating location ("Lawndale") has approximately 40,000 square feet of space and functions as the Company's main manufacturing plant. The Company believes that its property and equipment are adequate for its present activities.

      REAL ESTATE AND OPERATING DATA

      The book value, of the Lawndale facility, amounts to less than ten percent (10%) of the total assets of the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of July 1, 1998 by : (i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and (iii) all directors and officers as a group.

     TITLE          NAME AND ADDRESS     AMOUNT AND NATURE       PERCENT
   OF CLASS        OF BENEFICIAL OWNER  OF BENEFICIAL OWNER     OF CLASS
 ----------       --------------------  -------------------   -------------
Common Stock     Larry S. Elliott 1         1,708,679.2            27.56%
                 5319 Mandell
                 Houston, TX 77005
Common Stock     Pat S. Elliott 2           1,767,457.8            28.51%
                 2608 Green Tee
                 Pearland, TX 77581
Common Stock     Mark P. Elliott              883,728.9            14.26%
                 3504 E. Circle Drive
                 Pearland, TX 77581
Common Stock     Sidney J. McCarra          1,237,425.5            19.96%
                 1903 Orchard Country
                 Houston, TX 77062
Common Stock     Cary P. McCarra              294,576.3             4.75%
                 3663 Nasa Road 1, #301
                 Seabrook, TX 77586
Common Stock     All directors and          5,891,867.7            95.05%
                 officers as a group

------------------------------------------------------------------------------

      Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers.

      1. Includes 1,708,679.2 shares owned by the Larry S. Elliott Trust for the benefit of Ross S. Elliott and Laura Elise Elliott, the children of Larry S. Elliott. Larry S. Elliott, as trustee of this trust, has sole voting and dispositive power over the trust assets.

      2. Includes 1,767,457.8 shares owned by the Pat S. Elliott Trust for the benefit of Mark P. Elliott, Shannon Elliott and Michelle Elliott, the children of Pat S. Elliott. Pat S. Elliott, as trustee of this trust, has sole voting and dispositive power over the trust assets.

      The Company is not aware of any arrangement which might result in a change of control in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The following table sets forth certain information about the directors and executive officers of the Company:

      DIRECTORS AND EXECUTIVE OFFICERS

              NAME                 AGE              POSITION
           ---------              -----           ------------
        Patrick S. Elliott          54      Director/President
                                            Chairman of the Board /Vice
        Larry S. Elliott            51      President
        Mark P. Elliott             34      Director/Vice President
        Cary P. McCarra             36      Director/Vice President
        Sidney J. McCarra           47      Director/Vice President

      PATRICK S. ELLIOTT Patrick Elliott has served as Vice President of the Company since March 1989 and as Chairman of the Board and a director since October 1992. In October 1997, Mr. Elliott was appointed President of AES. For the past five years, he has devoted his time to the management and operation of the Company. He has assisted in manufacturing and design oversight and sales. Recently, with the addition of new key manufacturing personnel, he moved to the accounting/purchasing department to oversee financial management as it applies to budgeting, purchasing, and all aspects of cash management.

      LARRY S. ELLIOTT Larry Elliott has served as President of the Company since March 1989 and as a director since October 1992. In October 1997, Mr. Elliott was appointed Chairman of the Board of Directors of AES. He is mainly responsible for directing and managing the growth and profitability of the Company. He has over 27 years experience in the valve industry, including extensive business travel and relationships in 45 countries. He is familiar with every major area of the Company, including sales, engineering, manufacturing, accounting, and legal.

      MARK P. ELLIOTT Mark Elliott has served as a director of the Company since October 1992 and as Vice President since March 1989. During that time, he has been responsible for marketing and selling the Company's valves and services to the oil and petrochemical industry. He is currently Vice President of Sales and leads the efforts of the Company's Sales Department.

      CARY P. MCCARRA Cary McCarra has served as a director of the Company since October 1992 and as Vice President since March 1989. He has nearly 20 years experience in the valve industry, including welding, machining, assembly and testing. He is currently responsible for on-site inspection tours of all current and potential Company vendors, including auditing Quality Assurance programs and witnessing procedure implementation.

      SIDNEY J. MCCARRA Sidney McCarra has served as a director of the Company since October 1992 and as Vice President since March 1989. He has been active in the valve manufacturing and remanufacturing industry since 1974. He has served as Vice President of Procurement and Vice President of Operations. He has been responsible for purchasing valve products and equipment, including parts, machinery and valves, and for managing day to day operations, including accounting, collections, shipping, receiving, and sales. He is currently responsible for locating and approving new quality vendors, negotiating vendor contracts, and performing management duties for all foreign operations as it relates to product distribution and project business.

      FAMILY RELATIONSHIPS. Patrick and Larry Elliott are brothers. Mark P. Elliott is Patrick Elliott's son and Larry Elliott's nephew. Cary and Sidney McCarra are brothers.

ITEM 6. EXECUTIVE COMPENSATION

The following summary compensation table sets forth certain information regarding compensation paid during the fiscal year ending February 28, 1998 to the executives of the Company.


                          SUMMARY COMPENSATION TABLE


                Name and
                Principal          Year         Salary           Bonus
                Position                          ($)             ($)

             Larry S. Elliott
             Vice President        1998         143,000

             Patrick S. Elliott
             President             1998         107,000

             Mark P. Elliott
             Vice President        1998         100,500

             Cary P. McCarra
             Vice President        1998          98,500

             Sidney J. McCarra
             Vice President        1998          99,800


      Presently there are no options, benefit plans nor employment agreements between the Company and the officers.

COMPENSATION OF DIRECTORS. No director of the Company received any form of compensation from the Company for any services provided as a director, for committee participation, or for special assignments.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company intends that any transactions between the Company and its officers, directors, principal stockholders, affiliates or advisors will be on terms no less favorable to the Company than those reasonably obtainable from third parties.

ITEM 8. DESCRIPTION OF SECURITIES

      COMMON STOCK

      The Company's Articles of Incorporation authorize the Company to issue 100,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"). As of July 1, 1998, there are 6,198,966 issued and outstanding shares of Common Stock held of record by approximately 1,500 shareholders.

      Holders of Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Common Stock does not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of Common Stock will be able to elect the entire Board of Directors, if they choose to do so, in which event the holders of the remaining shares will be unable to elect directors. There are currently five (5) members on the Board of Directors. The By-Laws of the Company provide that the number of directors shall be five. The Common Stock has no preemptive or other subscription rights, has no conversion rights and is not subject to redemption.

      WARRANTS

      In December 1995, the Company granted the William H. Murphy & Co., investment bankers for the Company, a five (5) year option to purchase up to 310,098 shares of the Company's Common Stock. The options have an aggregate exercise price of $51,000.00, or approximately $.17 per share.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

      There is no established public trading market for shares of the Company's Common Stock. As of July 1, 1998, there were approximately 1,500 holders of the Company's Common Stock.

      The Company has not distributed any dividends during fiscal years 1997 and 1998.

      Under conditions of the Loan Agreements between AES and its Bank, the Company is prohibited from paying dividends on its common stock, other than dividends payable in shares of the Company stock.

ITEM 2. LEGAL PROCEEDINGS

      The Company is the plaintiff or has been named as a defendant in various lawsuits arising in the ordinary course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse impact on the Company's results of operations or financial position.

      In December 1996, the Company filed suit against Union Pacific Resources Company ("UPRC") and DTI DiversTech, Inc. in the 190th Judicial District Court of Harris County, Texas. The lawsuit seeks actual damages for injuries to AES for certain breach of contract claims against UPRC and willful slander claims against UPRC and its agents arising from events related to a multi-million dollar valve contract entered into by and between the Company and UPRC. A dispute arose between the parties regarding certain commercial and quality issues in connection with valves delivered by the Company to UPRC pursuant to the valve contract. The parties resolved this dispute pursuant to an agreement executed in August 1994, pursuant to which UPRC acknowledged the Company's ability to manufacture valves for sour gas and cryogenic service. The lawsuit alleges that UPRC and its agents subsequently defamed the Company. In addition to actual damages, the Company is seeking special damages, exemplary damages and attorneys fees and other costs of suit. No counterclaims have been filed in this action.

      In January 1998 K&M International Corporation ("K&M") filed suit against the Company in the 55th Judicial District Court of Harris County, Texas, in connection with the Company's termination of K&M as the Company's representative for Kuwait and outstanding orders related thereto. In connection with this matter, K&M is claiming actual damages totaling $395,000 for reimbursement of certain payments made to the Company, lost business revenues and other damages, plus attorney's fees and court costs. In June 1998, the Company initiated a counterclaim against K&M asserting claims of breach of contract and fraud in excess of $460,000, plus all costs and court fees.

AES intends to vigorously pursue both of UPRC claims and the counter-claims in the K&M dispute and defend against the claims in the K & M suit. However, the ultimate outcome of these lawsuits cannot be predicted with certainty.

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

      None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      The following information sets forth certain information for all securities the Company has sold during the past 3 years without registration under the Securities Act of 1933 (the "Securities Act"):

      In connection with a migratory merger effective August 22, 1996, pursuant to which Seahawk was merged with and into the Company, 6,198,966 shares of the Company's stock were issued to the Seahawk stockholders. Since this merger was solely for the purpose of changing the domicile of the Company, this transaction was deemed not to constitute a sale in accordance with Rule 145 promulgated pursuant to the Securities Act.

      There has been no other issuance of stock by AES during the last three years.

      There were no underwriters participating in this transaction.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Articles of Incorporation of the Company provide that the Company shall indemnify its directors, officers, employees and agents, to the fullest extent permitted by law. The laws of the State of Texas permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

      The Company has also adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the laws of the State of Texas. Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Texas, a director is not liable to the Company or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any transaction from which the director derived an improper personal benefit, or (iv) the payment of any unlawful dividend.

                                    PART F/S

            Please refer to the Consolidated Financial Statements and the index thereto which appear on pages F-1 to F- 10 hereof.

                                    PART III

      ITEM 1.  INDEX OF EXHIBITS

            See the "Index to Exhibits" which appears after page F-22.

      ITEM 2.  DESCRIPTION OF EXHIBITS

            2.1   Articles of Incorporation of the Company

            2.2 Articles of Merger of Seahawk Overseas Exploration Corporation with and into the Company

            2.3   Bylaws of the Company

            2.4   Form of Common Stock Certificate

            2.5   Common Stock Purchase Warrant of Murphy & Co.

            6.1 Promissory Note dated November 17, 1997 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $1,200,000.00.

            6.2 Promissory Note dated May 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $2,000,000.00.

            6.3 Security Agreement dated May 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $2,000,000.00.

            6.4 Promissory Note dated February 2, 1998 executed by the Company in favor of Metrobank, N. A., in the original principal amount of $644,465.00.

            6.5 Security Agreement dated February 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $644,465.00.

           10.1   Consent of Simonton, Kutac & Barnidge

           27.1   Financial Data Schedule

            Pursuant to Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMERICAN ENERGY SERVICES, INC.,
                                  a Texas corporation

                                  By:   /s/ LARRY S. ELLIOTT
                                        Larry S. Elliott
                                        Vice President and Chairman of the Board

                         AMERICAN ENERGY SERVICES, INC.

                          INDEX TO FINANCIAL STATEMENTS

      Reports of Independent Auditors................................  F-1

      Balance Sheets as of February 28, 1997 and February 28, 1998...  F-2

      Statements of Operations for years ended February 28, 1997 and February 28, 1998..........................................  F-4

      Statements of Changes in Stockholder's Equity for years ended
      February 28, 1997 and February 28, 1998........................  F-5

      Statements of Cash Flows for years ended February 28, 1997 and
      February 28, 1998..............................................  F-6

      Notes to the Financial Statements..............................  F-8

      Balance Sheet as of May 31, 1998 (Unaudited)...................  F-18

      Statement of Operations for the three-month periods ended
      May 31, 1997 and 1998 (Unaudited)..............................  F-20

      Statements of Cash Flows for the three-month periods ended
      May 31, 1997 and 1998 (Unaudited)..............................  F-21

      Notes to Unaudited Financial Statements........................  F-22

                 [SIMONTON, KUTAC & BARNIDGE, L.L.P. LETTERHEAD]

                        INDEPENDENT AUDITORS' REPORT

May 21, 1998

The Board of Directors
American Energy Services, Inc.

We have audited the accompanying balance sheets of American Energy Services, Inc. as of February 28, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Energy Services, Inc. as of February 28, 1998 and 1997, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

SIMONTON, KUTAC & BARNIDGE, L.L.P.

                         AMERICAN ENERGY SERVICES, INC.
                                 BALANCE SHEETS
                                     ASSETS

                                                            FEBRUARY 28,
                                                     --------------------------
                                                         1998           1997
                                                     -----------    -----------
     Current Assets:
      Cash and cash equivalents ..................   $    13,786    $   471,796
      Certificates of deposit ....................        17,380          5,216
      Accounts receivable - trade net of allowance
         for doubtful accounts of $20,000 and $0 .       516,921      1,408,587
      Accounts receivable - other ................        60,686         61,919
      Income tax receivable ......................       147,543        157,543
      Prepaids and other .........................       100,081         31,057
      Costs in excess of billings on
         uncompleted contracts ...................     1,169,885         64,936
      Inventories ................................     1,495,016      2,419,579
                                                     -----------    -----------
          Total Current Assets ...................     3,521,298      4,620,633

     Property, Plant and Equipment:
        Machinery and equipment ..................     1,307,682      1,224,948
        Furniture and fixtures ...................       219,840        191,085
        Vehicles .................................        81,553         81,553
        Building and improvements ................       219,741        204,511
        Land .....................................        76,894         86,570
                                                     -----------    -----------
                                                       1,905,710      1,788,667
     Less accumulated depreciation ...............      (614,725)      (477,035)
                                                     -----------    -----------
                                                       1,290,985      1,311,632

     Trademarks, patents and drawings ............       877,967        536,184
     Less accumulated amortization ...............      (163,937)       (92,220)
                                                     -----------    -----------
                                                         714,030        443,964

      Deferred tax asset .........................       500,224        568,883

      Other Assets ...............................       154,399         60,768
                                                     -----------    -----------
          Total Assets ...........................   $ 6,180,936    $ 7,005,880
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                           BALANCE SHEETS (CONTINUED)
                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                            FEBRUARY 28,
                                                     --------------------------
                                                        1998            1997
                                                    -----------     -----------
    Current Liabilities:
     Notes payable .............................    $ 2,668,000     $ 3,922,212
     Current portion of long-term obligations ..        144,122         258,900
     Accounts payable and accrued expenses .....      1,658,970       2,078,076
     Billings in excess of costs on uncompleted
       contracts ...............................        199,029         179,041
     Notes payable to shareholders .............           --            80,645
                                                    -----------     -----------
         Total Current Liabilities .............      4,670,121       6,518,874
                                                    -----------     -----------
    Long-term obligation, net of current portion      1,341,328         491,115

    Commitments and Contingencies

    Stockholders' Equity (Deficit):
     Capital stock - no par value, 10,000,000
        shares authorized; 6,198,966 shares
        issued and outstanding .................        218,583         154,105
     Accumulated deficit .......................        (49,096)       (158,214)
                                                    -----------     -----------
         Total Stockholders' Equity (Deficit) ..        169,487          (4,109)
                                                    -----------     -----------
         Total Liabilities and Stockholders'
           Equity (Deficit) ....................    $ 6,180,936     $ 7,005,880
                                                    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                            STATEMENTS OF OPERATIONS

                                                      FOR THE YEARS ENDED
                                                          FEBRUARY 28,
                                                  -----------------------------
                                                      1998             1997
                                                  ------------     ------------
     Net sales ...............................    $ 11,988,693     $ 10,717,563

     Cost of sales ...........................       9,601,222        8,339,696
                                                  ------------     ------------
         Gross Profit ........................       2,387,471        2,377,867

     Operating expenses ......................       1,726,878        3,686,306
                                                  ------------     ------------
      Income (loss) from operations ..........         660,593       (1,308,439)

     Other expenses (income):
      Interest, net ..........................         499,955          504,982
      Other, net .............................         (17,139)           6,829
                                                  ------------     ------------
                                                       482,816          511,811
                                                  ------------     ------------
         Net income (loss) before taxes ......         177,777       (1,820,250)

     Income tax (expense) benefit ............         (68,659)         595,625
                                                  ------------     ------------
         Net income (loss) ...................    $    109,118     $ (1,224,625)
                                                  ============     ============
     Basic and diluted income (loss) per share    $       0.02     $      (0.20)
                                                  ============     ============

The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997

                                                                RETAINED          TOTAL
                                            CAPITAL STOCK       EARNINGS/     STOCKHOLDERS'
                                         --------------------    (ACCUM.         EQUITY/
                                          SHARES      AMOUNT     DEFICIT)       (DEFICIT)
                                         ---------   --------   -----------    -----------
Balance at February 29, 1996 .........   6,198,966   $154,105   $ 1,066,411    $ 1,220,516
Net loss .............................        --         --      (1,224,625)    (1,224,625)
                                         ---------   --------   -----------    -----------
Balance at February 28, 1997 .........   6,198,966    154,105      (158,214)        (4,109)

Preferential distribution of
  net Seahawk assets .................        --       64,478          --           64,478
Net income ...........................        --         --         109,118        109,118
                                         ---------   --------   -----------    -----------
Balance at February 28, 1998 .........   6,198,966   $218,583   $   (49,096)   $   169,487
                                         =========   ========   ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                            STATEMENTS OF CASH FLOWS

                                                             FOR THE YEARS ENDED
                                                                  FEBRUARY 28,
                                                          --------------------------
                                                              1998           1997
                                                          -----------    -----------
     Cash Flows from Operating Activities:
      Net income (loss) ...............................   $   109,118    $(1,224,625)
      Adjustments to reconcile net income (loss) to
         cash provided (used )by operating activities:
         Depreciation and amortization ................       209,407        145,196
         Provision for bad debts ......................        20,000           --
         Loss on disposal of fixed assets .............          --            3,392
         Changes in operating assets and liabilities:
          Decrease (increase) in accounts receivable ..       872,899       (742,199)
          Decrease in income tax receivable ...........        10,000         75,990
          (Increase) decrease in costs in excess of
           billings on uncompleted contracts ..........    (1,104,949)       392,677
          Decrease in inventories .....................       924,563        122,252
          (Increase) decrease in prepaids and other ...       (69,024)        78,982
          Decrease (increase) in deferred tax asset ...        68,659       (568,883)
          Increase in other assets ....................       (93,631)       (37,107)
          (Decrease) increase in accounts payable .....      (419,106)        60,649
          Increase in billings in excess of costs
           on uncompleted contracts ...................        19,988        179,041
          Decrease deferred income tax liability ......          --          (26,742)
                                                          -----------    -----------
            Net Cash Provided (Used) by Operating
              Activities...............................       547,924     (1,541,377)

      Cash Flows from Investing Activities:
        Purchase of property, plant and equipment .....       (49,527)      (176,014)
        Purchase of trademarks, patents and drawings ..      (341,783)      (284,452)
        Purchase of certificates of deposit ...........       (12,164)          --
                                                          -----------    -----------
           Net Cash Used in Investing Activities ......      (403,474)      (460,466)

      Cash Flows from Financing Activities:
        Proceeds from long-term obligations ...........     1,199,460         13,749
        Payments of long-term obligations .............      (541,217)      (192,468)
        Proceeds from note payable ....................     1,554,589      5,451,094
        Payments of note payable ......................    (2,808,801)    (2,908,777)
        Cash distribution to pre-merger shareholders
          of Seahawk ..................................        (6,491)          --
                                                          -----------    -----------
           Net Cash (Used) Provided by Financing
             Activities.................................     (602,460)     2,363,598
                                                          -----------    -----------
      Net (decrease) increase in cash and cash
        equivalents....................................      (458,010)       361,755

      Cash and cash equivalents at beginning of year ..       471,796        110,041
                                                          -----------    -----------
      Cash and cash equivalents at end of year ........   $    13,786    $   471,796
                                                          ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES. INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)

                                                           FOR THE YEARS ENDED
                                                               FEBRUARY 28,
                                                           ---------------------
                                                             1998         1997
                                                           --------     --------
    SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid during the years for
      Interest .......................................     $505,929     $536,187
                                                           ========     ========
      Income taxes ...................................     $   --       $   --
                                                           ========     ========
     Noncash transactions
      Equipment acquired under long-term obligations .     $ 77,192     $490,404
                                                           ========     ========

The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 28, 1998 AND 1997

NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Energy Services, Inc. ("Company" or "AES") is a manufacturer of custom-engineered flow control valves. The Company has sales to customers located throughout the world.

In January 1996, AES completed a merger with Seahawk Overseas Exploration Company (Seahawk), a California corporation. Seahawk acquired 100% of the outstanding common shares of AES through the issuance of 58,918,677 shares of its common stock. The acquisition was accounted for as a purchase with AES as the acquirer (reverse acquisition). AES's previous shareholders received 95% of the outstanding stock of the combined enterprise. Under the terms of the merger agreement, the Company merged with AES in to a newly formed Texas corporation for the purpose of changing both its domicile from California to Texas and its name to "American Energy Services, Inc."

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statement follows.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid short-term investments with a maturity of ninety days or less from the purchase date to be cash equivalents. At February 28, 1998, all certificates of deposit have a maturity of greater than ninety days and secure outstanding letters of credit.

INVENTORIES - Inventories consist of valve parts and finished goods. Inventories are valued at the lower of cost or market using the average cost method, which approximates First-in and First-out (FIFO).

REVENUE RECOGITION - Revenues from the sale of flow control valves are recorded when the products are shipped or when title passes.

Revenues on long-term contracts involving a system of control flow valves for a single installation are recorded using the percentage-of-completion method commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. The portion of the total contract price accrued is based on the ratio of costs incurred to date to total estimated costs on each contract. Losses, if any to be incurred on contracts in progress, are charged to income in full as soon as they become apparent.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis. Estimated service lives are as follows:

                                                          ESTIMATED
                                                           SERVICE
                                                            LIVES
                                                         ------------
            Machinery and equipment                          15 years
            Furniture and fixtures                       5 - 10 years
            Vehicles                                          5 years
            Building and improvements                  5 - 31.5 years

TRADEMARKS, PATENTS AND DRAWINGS - Trademarks, patents and drawings are stated at cost. Amortization is provided in amounts sufficient to relate the cost of amortizable assets to operations over their estimated services lives on a straight-line basis. Estimated service lives are as follows:

                                                              ESTIMATED
                                                               SERVICE
                                                                LIVES
                                                               --------
              Trademarks                                       10 years
              Patents                                          17 years
              Drawings                                         10 years

INCOME TAXES - Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. For income tax purposes, the Company depreciates property, plant and equipment using accelerated methods.

USE OF ESTIMATES - In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 balances to conform to the 1998 presentation.

NEW ACCOUNTING STANDARDS - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This statement, which is effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Under this statement, the Company is required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings in the stockholder's equity section of the balance sheet.

EARNINGS (LOSS) PER SHARE - Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share has been computed by dividing net income by the weighted average number of shares plus common stock equivalents outstanding during the period, computed using the treasury stock method.

NOTE 2 - CONTRACTS IN PROGRESS

Information regarding long-term contracts in progress at February 28, 1998, are as follows:

                                                       1998             1997
                                                   -----------      -----------
      Expenditures on uncompleted contracts ..     $ 1,416,787      $ 2,077,228
      Estimated earnings thereon .............         565,943          723,883
                                                   -----------      -----------
                                                     1,982,730        2,801,111
      Less billings applicable thereto .......       1,011,874        2,915,216
                                                   -----------      -----------
                                                   $   970,856      $  (114,105)
                                                   ===========      ===========

     Included in accompanying balance sheet under following captions:

                                                       1998           1997
                                                   -----------    ------------
      Costs in excess of billings on
        uncompleted contracts ..................   $ 1,169,885    $     64,936
      Billings in excess of costs on
        uncompleted contracts ..................      (199,029)       (179,041)
                                                   -----------    ------------
                                                   $   970,856    $   (114,105)
                                                   ===========    ============

NOTE 3 - NOTES PAYABLE

Notes payable consists of the following at February 28, 1998:

    Note payable to a bank with interest at prime (8.5% at February
      28, 1998) due with principal, principal advances are due on demand, but if no demand is made, then in monthly installments of $18,658 including interest, secured by substantially all
      assets of the Company .......................................   $  644,465

    Line of credit agreement with a bank with interest at prime plus
      0.5% (9% at February 28, 1998) due monthly, providing for
      maximum borrowings of $2,000,000, secured by substantially all assets of the Company. Principal advances are due on demand;
      line matures on May 2, 1998 and is collateralized by
      substantially all assets of the Company ......................   2,000,000

    An unsecured line of credit agreement, with a bank with
      interest at prime plus 1.5% (10% at February 28, 1998) due on
      demand, providing for maximum borrowings of $24,000  ..........     23,535
                                                                      ----------
                                                                      $2,668,000
                                                                      ==========

At February 28, 1997, the Company had five line of credit agreements with a bank with monthly interest varying from prime plus 1% to prime plus 1.5% (9.25% to 9.75% at February 28, 1997), providing for maximum borrowings of $5,000,000 and collateralized by substantially all assets of the Company. Principal advances were due 180 days from the date of drawdown, or at maturity.

NOTE 4 - LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                                             FOR THE YEARS ENDED
                                                                  FEBRUARY 28,
                                                              ------------------
                                                                 1998       1997
                                                              -----------   ----
Note payable to a bank due in monthly installments of $16,192, including interest at prime plus 2% (IO. 5% at February 28,
  1998); due February 17, 2008, collateralized by machinery
  equipment, furniture, fixtures and patents ................  $ 1,200,000   $--

                                                                              FOR THE YEARS ENDED
                                                                                 FEBRUARY 28,
                                                                              ---------------------
                                                                                 1998       1997
                                                                              ----------   --------
      Note payable to a bank; due in monthly installments of $3,410, including interest at 10.5%; due October 5, 2002; collateralized
        by land, building, equipment and inventory ..........................    156,093    239,513

      Four notes payable to a bank; due in monthly installments of
        $371, $231, $533, and $479, including interest at 7.5%, 10.5%,
        8.5% and 9.75%; due May 1997, February 1998 and August 21, 1999;
        collateralized by automobiles .......................................      33,345     45,161

      Obligations under capital leases; due in monthly installments ranging from $532 to $4,899, including interest at various rates ranging from 3.0% to 13.4%; collateralized by the related
        assets ..............................................................       96,012    465,341
                                                                                ----------   --------
                                                                                 1,485,450    750,015
          Less current portion ............................................        144,122    258,900
                                                                                ----------   --------
                                                                                $1,341,328   $491,115
                                                                                ==========   ========

Approximate future maturities of long-term obligations as of February 28, 1998 are as follows:

                  FOR THE YEARS ENDED
                  -------------------
                          1999                        $144,122
                          2000                         143,119
                          2001                         151,483
                          2002                         149,055
                          2003                         144,334
                    Thereafter                         753,337
                                                    ----------
                                                    $1,485,450
                                                    ==========

NOTE 5 - CAPITAL LEASES

The Company is the lessee of certain equipment under capital leases expiring in various years through 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of the related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

Following is a summary of equipment held under capital leases:

                                                        FOR THE YEARS ENDED
                                                            FEBRUARY 28,
                                                     --------------------------
                                                       1998             1997
                                                     ---------         --------
     Machinery and equipment ................        $  56,782        $ 519,042
     Furniture and fixtures .................           73,976           50,368
                                                     ---------         --------
                                                       130,758          569,410
      Less accumulated depreciation .........          (20,324)         (37,345)
                                                     ---------         --------
                                                     $ 110,434        $ 532,065
                                                     =========         ========

Future minimum lease payments under capital leases as of February 28, 1998 are as follows:

           FOR THE YEARS ENDED
           -------------------
                 1999 .......................................         $  36,520
                 2000 .......................................            29,371
                 2001 .......................................            27,091
                 2002 .......................................            14,247
                 2003 .......................................             9,498
                                                                      ---------
                  Total minimum lease payments ..............           116,727

                 Less amount representing interest ..........           (20,715)
                                                                      ---------
                 Present value of net minimum lease payments.         $  96,012
                                                                      =========

Interest rates on capitalized leases vary and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease expiring in 1999. For the years ended February 28, 1998 and 1997, such lease payments amounted to $49,642 and $61,491.

  The minimum rental commitments under operating leases are as follows:

  FOR THE YEAR ENDED
  ------------------
      1999...................................................            $30,540
                                                                         -------
      Total minimum payments required .......................            $30,540
                                                                         =======

At February 28, 1998, the Company had $314,249 of outstanding letters of credit.

The Company is engaged in various lawsuits either as plaintiff or defendant. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's financial statements.

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

The expense (benefit) for income taxes consists of the following:

                                                       FOR THE YEARS ENDED
                                                           FEBRUARY 28,
                                                   ----------------------------
                                                     1998                1997
                                                    -------           ---------
      Current .........................            $  --             $    --
      Deferred ........................              68,659            (595,625)
                                                    -------           ---------
        Total .........................            $ 68,659          $ (595,625)
                                                    =======           =========

A reconciliation of income taxes computed at the statutory Federal income tax rate and income taxes reported in the statements of earnings follows:

                                                        FOR THE YEARS ENDED
                                                             FEBRUARY 28,
                                                      -------------------------
                                                       1998              1997
                                                      -------         ---------
     Tax at statutory rate ..................        $ 60,444        $ (618,885)
     Non-deductible expenses ................           6,614            20,740
     Other ..................................          l0,60l             2,520
                                                      -------         ---------
         Total expense (benefit) ............         $68,659         $(595,625)
                                                      =======         =========

  The long-term deferred tax asset at February 28, 1998 and 1997, results from the following:

                                                               FEBRUARY 28,
                                                         ----------------------
                                                            1998         1997
                                                         ---------    ---------
      Bases differences in intangibles and fixed assets  $(448,551)   $(304,055)
      Net operating loss carryforward ................     938,148      862,311
      Miscellaneous costs capitalized for tax purposes      10,627       10,627
                                                         ---------    ---------
                                                         $ 500,224    $ 568,883
                                                         =========    =========

The Internal Revenue Service is examining the Company's Federal Income Tax return for the year ended February 28, 1993. Management believes that the ultimate resolution of the examination will not have a substantial effect upon the Company's financial condition or results of operation.

NOTE 8 - SIGNIFICANT CUSTOMERS

The Company had sales to one customer that constituted 31% of net sales for the year ended February 28, 1998. The following are sales constituting more than 10% of net sales for the year ended February 28, 1997:

          Customer A .....................................................   17%
          Customer B .....................................................   15%
          Customer C .....................................................   15%
          Customer D .....................................................   12%

Foreign sales were 93% and 83% of total sales in 1998 and 1997, respectively.

NOTE 9 - WARRANTS

The Company has issued warrants to the lead investment banker to purchase 5% of the equity of the Company for approximately $51,000 and are exerciseable for a period of five years after the date of the merger. The number of shares authorized for grant under this warrant agreement amounted to 309,948 as of February 28, 1998 and 1997. No warrants have been exercised.

NOTE 10 - REVERSE STOCK SPLIT

On August 28, 1997, the Company effected a one for ten reverse stock split. To effect the split, the Company's authorized, no par stock decreased to 10,000,000 shares and issued and outstanding shares decreased to 6,198,966 shares.

All references in the accompanying financial statements to the number of common shares and per share amounts for 1997 have been restated to reflect the stock split.

NOTE 11 - EARNINGS (LOSS) PER SHARE

The following data shows the amounts used in computing earnings (loss) per share and the effect on the weighted average number of shares of dilutive potential common stock.

                                                             FEBRUARY 28,
                                                      -------------------------
                                                         1998           1997
                                                      ----------    -----------
     Income (loss) available to common stockholders
      used in basic and diluted earnings per share    $  109,118    $(1,224,625)
                                                      ----------    -----------
     Weighted average number of common shares used
      in basic earnings (loss) per share .........     6,198,966      6,198,966

     Effect of stock warrants ....................          --          (16,452)
                                                      ----------    -----------
     Weighted number of common shares and diluted
      potential common stock used in dilutive
      earnings (loss) per share ..................     6,198,966      6,182,514
                                                      ==========    ===========

The effects of stock warrants were not included in computing diluted earnings
(loss) per share in 1998 because their effects were antidilutive.

NOTE 12 - PREFERENTIAL DISTRIBUTION

In accordance with the merger agreement, the Company made a preferential distribution of the net assets of Seahawk to the pre-merger shareholders of Seahawk. The net assets distributed were as follows:

         Cash ..............................................           $  6,491
         Land ..............................................              9,676
         Note payable to Directors of Seahawk ..............            (80,645)
                                                                       --------
                                                                       $(64,478)
                                                                       ========

                        AMERICAN ENERGY SERVICES, INC.

                                BALANCE SHEETS

                                   UNAUDITED
                                    ASSETS

                                                              MAY 31
                                                   ----------------------------
                                                      1998             1997
                                                   -----------      -----------
Current Assets:
      Cash and cash equivalents ..............     $     1,916      $   695,543
      Certificates of deposit ................          32,380            5,216
      Accounts receivable - trade net
      of allowance for doubtful
      accounts of $20,000 and $0
                                                       182,069        1,894,310
      Accounts receivable - other ............          63,111          174,953
      Income tax receivable ..................         147,543          157,543
      Prepaids and other .....................         109,801           24,077
      Costs in excess of billings on
         uncompleted contracts ...............       2,135,573        1,200,673
      Inventories ............................       1,610,408        1,987,921
                                                   -----------      -----------
         Total Current Assets ................       4,282,801        6,140,236

Property, Plant and Equipment:
      Machinery and equipment ................       1,307,682        1,234,647
      Furniture and fixtures .................         225,081          191,085
      Vehicles ...............................          81,553           81,553
      Building and improvements ..............         219,741          217,184
      Land ...................................          76,894           86,570
                                                   -----------      -----------
                                                     1,910,951        1,811,039
Less accumulated depreciation ................        (648,956)        (511,452)
                                                   -----------      -----------
                                                     1,261,995        1,299,587

Trademarks, patents and drawings .............         884,348          542,980
Less accumulated amortization ................        (178,747)        (108,534)
                                                   -----------      -----------
                                                       705,601          434,446

Deferred tax asset ...........................         454,474          568,883

Other assets .................................         154,399           60,968
                                                   -----------      -----------
      Total Assets ...........................     $ 6,859,270      $ 8,504,120
                                                   ===========      ===========

                        AMERICAN ENERGY SERVICES, INC.

                                   UNAUDITED
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                              MAY 31
                                                   ----------------------------
                                                       1998             1997
                                                   -----------      -----------
 Current Liabilities:
      Notes payable ..........................     $ 2,466,912      $ 4,137,701
      Current portion of long-term
      obligations ............................         142,213          257,030
      Accounts payable and accrued
      expenses ...............................       1,948,694        2,259,048
      Billings in excess of costs on
      uncompleted contracts ..................         707,037        1,372,107

      Notes payable to shareholders ..........            --             80,645
                                                   -----------      -----------
         Total Current Liabilities ...........       5,264,856        8,106,531

Long-term obligation, net of current
portion ......................................       1,332,088          422,053

Commitments and Contingencies ................            --               --

Stockholders' Equity(Deficit)
      Capital stock - .001 par value,
       100,000,000 shares authorized;
       6,201,966 shares issued and
       outstanding ...........................           6,202
      Additional paid in capital .............         212,381          147,903
      Accumulated (deficit) earnings -
      Begining ...............................         (49,096)        (158,214)
          Current period earnings
      (loss) .................................          92,839          (20,355)
                                                   -----------      -----------
         Total Stockholders'
         Equity(Deficit) .....................         262,326          (24,464)
                                                   -----------      -----------
         Total Liabilities and
         Stockholders' Equity(Deficit) .......     $ 6,859,270      $ 8,504,120
                                                   ===========      ===========

                           AMERICAN ENERGY SERVICES

                           STATEMENTS OF OPERATIONS

                                   UNAUDITED

                                                       QUARTER ENDED MAY 31
                                                   ----------------------------
                                                       1998             1997
                                                   -----------      -----------
Net sales ....................................     $ 2,404,918      $ 3,036,612

Cost of sales ................................       1,759,825        2,475,693
                                                   -----------      -----------
      Gross Profit ...........................         645,093          560,919

Operating expenses ...........................         407,203          455,725
                                                   -----------      -----------
      Income  from operations ................         237,890          105,194

Other expenses (income)
      Interest, net ..........................         100,475          135,755
      Other, net .............................          (1,174)         (10,206)
                                                   -----------      -----------
                                                        99,301          125,549
                                                   -----------      -----------
         Net income (loss) before taxes ......         138,589          (20,355)

Income tax expense ...........................          45,750                0
                                                   -----------      -----------
         Net income (loss) ...................     $    92,839      $   (20,355)
                                                   ===========      ===========
      Basic and diluted income
      (loss) per share .......................     $     0.015      $    (0.003)
                                                   ===========      ===========

                         AMERICAN ENERGY SERVICES, INC.

                             STATEMENT OF CASH FLOWS

                                   UNAUDITED

                                                               FOR THE QUARTERS
                                                                 ENDED MAY 31
                                                          ------------------------
                                                             1998         1997
                                                          ---------    -----------
Cash Flows from Operating Activities:
    Net Income (loss) .................................   $  92,839    $   (20,355)
    Adjustments to reconcile net income (loss) to
     cash provided (used) by operating activities:
      Depreciation and amortization ...................      49,041         50,731
      Changes in operating assets and liabilities:
         Decrease (increase) in accounts receivable ...     332,427       (598,757)
         (Increase) in costs in excess of billings
           on uncompleted contracts ...................    (965,688)    (1,135,737)
         (Increase) Decrease in inventories ...........    (115,392)       431,658
         (Increase) Decrease in prepaids and other ....      (9,720)         6,780
         Decrease in deferred tax asset ...............      45,750           --
         Increase in accounts payable .................     271,371        180,972
         Increase in billings in excess of cost
           on uncompleted contracts ...................     508,008      1,193,066
                                                          ---------    -----------
     Net Cash Provided (used) by Operating Activities .     208,636        108,358
Cash Flows from Investing Activities:
    Purchase of property, plant and equipment .........      (5,241)       (22,372)
    Purchase of trademarks, patterns and drawings .....      (6,381)        (6,796)
    Purchase of certificates of deposit ...............     (15,000)          --
                                                          ---------    -----------
       Net Cash Used in Investing Activities ..........     (26,622)       (29,168)
Cash Flows from Financing Activities:
    Payments of long-term obligations .................     (11,150)       (70,932)
    Proceeds from note payable ........................     116,340      1,002,408
    Payment of note payable ...........................    (299,074)      (786,919)
                                                          ---------    -----------
       Net cash (Used) provided by Financing Activities    (193,884)       144,557
Net (Decrease) increase in cash and cash equivalents ..     (11,870)       223,747
Cash and cash equivalents at beginning of period ......      13,786        471,796
                                                          ---------    -----------
Cash and cash equivalents at end of period ............   $   1,916    $   695,543
                                                          =========    ===========
SUPPLEMENTAL  CASH FLOW INFORMATION
     Cash paid during the quarters for Interest .......   $ 109,591    $   135,755
                                                          =========    ===========
         Taxes ........................................   $    --      $      --
                                                          =========    ===========

                        AMERICAN ENERGY SERVICES, INC.

Note 1.  General

The unaudited financial statements included herein for the Company for the quarters ended May 31, 1997 and 1998 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended February 28, 1997 and 1998.

The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2.   Per share computations

All references in the accompanying financial statements to the number of common shares and per share amounts for May 31, 1997 have been restated to reflect reverse split of August 28, 1997.

                         AMERICAN ENERGY SERVICES, INC.

                                INDEX TO EXHIBITS

 2.1   Articles of Incorporation of the Company

 2.2 Articles of Merger of Seahawk Overseas Exploration Corporation with and into the Company

 2.3   Bylaws of the Company

 2.4   Form of Common Stock Certificate

 2.5   Common Stock Purchase Warrant of Murphy & Co

 6.1   Promissory Note dated November 17, 1997 executed by the
       Company in favor of Metrobank, N.A., in the original principal amount of $1,200,000.00.

 6.2 Promissory Note dated May 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $2,000,000.00.

 6.3 Security Agreement dated May 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $2,000,000.00.

 6.4 Promissory Note dated February 2, 1998 executed by the Company in favor of Metrobank, N. A., in the original principal amount of $644,465.00.

 6.5   Security Agreement dated February 2, 1998 executed by the
       Company in favor of Metrobank, N.A., in the original principal amount of $644,465.00.

10.1   Consent of Simonton, Kutac & Barnidge

27.1   Financial Data Schedule